UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 29, 2015



DOLLAR TREE, INC.
(Exact name of registrant as specified in its charter)

VIRGINIA
(State or Other Jurisdiction of Incorporation)

| 0-25464 | 26-2018846 |
|---|---|
| (Commission File Number) | (I.R.S. Employer Identification No.) |

500 Volvo Parkway
Chesapeake, VA 23320
(Address of Principal Executive Offices and Zip Code)

(757) 321-5000
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 7.01. Regulation FD Disclosure.**

On May 29, 2015, Dollar Tree, Inc. (the "Company") issued a press release announcing it had entered into a definitive agreement to sell Sycamore Partners a divestiture package of 330 Family Dollar stores contingent on completion of Dollar Tree's pending acquisition of Family Dollar Stores, Inc. A copy of the press release is attached to this Form 8-K as Exhibit 99.1 and is incorporated herein by this reference.

The information contained in this item is being furnished to the Securities and Exchange Commission. Such information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section. The information shall not be deemed incorporated by reference into any registration statement or other document filed pursuant to the Securities Act of 1933, except as expressly set forth by specific reference in such filing.

**Forward Looking Statements**

Certain statements contained herein are "forward-looking statements" that are subject to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements and information about Dollar Tree's current and future prospects and its operations and financial results are based on currently available information. Various risks, uncertainties and other factors could cause actual future results and financial performance to vary significantly from those anticipated in such statements. The forward looking statements contained herein include certain plans, activities or events which Dollar Tree expects will or may occur in the future and relate to, among other things, the business combination transaction involving Dollar Tree and Family Dollar; the consummation of the pending divestiture; the benefits, results, effects, timing and certainty of the pending transaction between Dollar Tree and Family Dollar; future financial and operating results of the divested stores; and expectations concerning the antitrust review process for the pending transactions.

Risks and uncertainties related to the pending acquisition of Family Dollar, the financing thereof and the pending divestiture include, among others: the risk that regulatory approvals required for the pending acquisition of Family Dollar and pending divestiture are not obtained or are not obtained on the proposed terms and schedule anticipated; the risk that the divestiture agreement with Sycamore Partners, which is subject to various conditions, does not close; the risk that the other conditions to the closing of the pending acquisition of Family Dollar are not satisfied or that the acquisition does not close; the risk that the financing required to fund the pending transactions is not obtained, or is obtained on terms other than those previously disclosed; costs and difficulties related to the integration of Family Dollar's business and operations with Dollar Tree's business and operations and the divestiture; the inability to obtain, or delays in obtaining, the cost savings and synergies contemplated by the pending acquisition of Family Dollar; and the outcome of pending or potential litigation or governmental investigations. Consequently, all of the forward-looking statements made by Dollar Tree, in this and in other documents or statements are qualified by factors, risks and uncertainties, including, but not limited to, those set forth under the headings titled "A Warning About Forward-Looking Statements" and "Risk Factors" in Dollar Tree's Annual Report on Form 10-K for the fiscal year ended January 31, 2015 and Dollar Tree's Quarterly Report on Form 10-Q for the quarter ended May 2, 2015, and other reports filed by Dollar Tree with the SEC, which are available at the SEC's website http://www.sec.gov.

Please read Dollar Tree's "Risk Factors" and other cautionary statements contained in its filings. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Dollar Tree undertakes no obligation to update or revise any forward-looking statements, even if experience or future changes make it clear that projected results expressed or implied in such statements will not be realized, except as may be required by law. As a result of these risks and others, actual results could vary significantly from those anticipated herein, and Dollar Tree's financial condition and results of operations could be materially adversely affected.

## Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

| Exhibit No. | Description |
| --- | --- |
| 99.1 | Press release dated May 29, 2015 issued by Dollar Tree, Inc.* |

*This exhibit is being furnished to the Securities and Exchange Commission. Such exhibit shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section. The exhibit shall not be deemed incorporated by reference into any registration statement or other document filed pursuant to the Securities Act of 1933, except as expressly set forth by specific reference in such filing.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

**DOLLAR TREE, INC.**

Date: June 3, 2015                    By: /s/ William A. Old, Jr.
                                                    William A. Old, Jr.
                                                    Chief Legal Officer, Corporate Secretary

| Exhibit No. | Description |
|---|---|
| 99.1 | Press release dated May 29, 2015 issued by Dollar Tree, Inc.* |

*This exhibit is being furnished to the Securities and Exchange Commission. Such exhibit shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section. The exhibit shall not be deemed incorporated by reference into any registration statement or other document filed pursuant to the Securities Act of 1933, except as expressly set forth by specific reference in such filing.



# Dollar Tree, Inc. Reaches Agreement to Sell 330 Family Dollar Stores to Sycamore Partners Contingent on Completion of Family Dollar Merger

**CHESAPEAKE, VA and NEW YORK, NY - May 29, 2015 -** Dollar Tree, Inc. (NASDAQ: DLTR), the nation's leading operator of discount variety stores selling everything for $1 or less, and Sycamore Partners, a private equity firm specializing in consumer and retail investments, today announced that they have entered into a definitive agreement pursuant to which Dollar Tree will sell Sycamore Partners a divestiture package of 330 Family Dollar stores contingent on completion of Dollar Tree's pending acquisition of Family Dollar Stores, Inc. ("Family Dollar"). As previously disclosed, the 330 stores represent approximately $45.5 million of operating income for Family Dollar. Sycamore Partners intends to operate the 330 stores under the Dollar Express banner.

"The divestiture presents Sycamore Partners with a unique opportunity to continue their track record of meaningful growth and successful retail investments," stated Bob Sasser, Dollar Tree's Chief Executive Officer.

"We look forward to drawing on our extensive experience with similar corporate carve-outs in acquiring and operating this attractive portfolio of 330 stores, which have an annual run-rate of approximately $500 million in sales," said Peter Morrow, a Managing Director at Sycamore Partners. "We have a proven track record of retail success and an experienced leadership team. We are eager to better serve the needs of customers in these markets by providing an improved shopping experience."

The divestiture announced today enables Dollar Tree to address Federal Trade Commission ("FTC") concerns. Both the divestiture and the pending acquisition of Family Dollar remain subject to review by the FTC and satisfaction of other customary conditions. Dollar Tree continues to make progress with the FTC and intends to close the merger with Family Dollar in early July 2015 after securing FTC clearance.

Wachtell, Lipton, Rosen & Katz and Williams Mullen are acting as legal counsel to Dollar Tree in connection with the transaction. The Law Offices of Gary M. Holihan, P.C., Kirkland & Ellis LLP and Winston & Strawn LLP are acting as legal advisors to Sycamore Partners.

## About Dollar Tree, Inc.

Dollar Tree, Inc., a Fortune 500 Company, operated 5,454 stores in 48 states and five Canadian Provinces as of May 2, 2015, with total retail selling square footage of 47.2 million. To learn more about the Company, visit www.DollarTree.com.

## About Sycamore Partners

Sycamore Partners is a private equity firm based in New York specializing in consumer and retail investments. The firm has more than $3.5 billion in capital under management. The firm's strategy is to partner with management teams to improve the operating profitability and strategic value of their businesses. The firm's investment portfolio currently includes Aeropostale, Coldwater Creek, Hot Topic, the Kasper Group, Kurt Geiger, MGF Sourcing, Nine West Holdings, Pathlight Capital, Talbots, and Torrid.

**Investors/Media Contacts:**

**Dollar Tree:**
Randy Guiler
Dollar Tree, Inc.
(757) 321-5284

**Sycamore Partners:**
Michael Freitag, Sharon Stern or Leigh Parrish
Joele Frank, Wilkinson Brimmer Katcher
(212) 355-4449

**Forward Looking Statements**

Certain statements contained herein are "forward-looking statements" that are subject to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements and information about Dollar Tree's current and future prospects and its operations and financial results are based on currently available information. Various risks, uncertainties and other factors could cause actual future results and financial performance to vary significantly from those anticipated in such statements. The forward looking statements contained herein include certain plans, activities or events which Dollar Tree expects will or may occur in the future and relate to, among other things, the business combination transaction involving Dollar Tree and Family Dollar, the consummation of the pending divestiture, the benefits, results, effects, timing and certainty of the pending transaction between Dollar Tree and Family Dollar, future financial and operating results of the divested stores, and expectations concerning the antitrust review process for the pending transactions.

Risks and uncertainties related to the pending acquisition of Family Dollar, the financing thereof and the pending divestiture include, among others: the risk that regulatory approvals required for the pending acquisition of Family Dollar and pending divestiture are not obtained or are not obtained on the proposed terms and schedule anticipated; the risk that the divestiture agreement with Sycamore Partners, which is subject to various conditions, does not close; the risk that the other conditions to the closing of the pending acquisition of Family Dollar are not satisfied or that the acquisition does not close; the risk that the financing required to fund the pending transactions is not obtained, or is obtained on terms other than those previously disclosed; costs and difficulties related to the integration of Family Dollar's business and operations with Dollar Tree's business and operations and the divestiture; the inability to obtain, or delays in obtaining, the cost savings and synergies contemplated by the pending acquisition of Family Dollar; and the outcome of pending or potential litigation or governmental investigations. Consequently, all of the forward-looking statements made by Dollar Tree, in this and in other documents or statements are qualified by factors, risks and uncertainties, including, but not limited to, those set forth under the headings titled "A Warning About Forward-Looking Statements" and "Risk Factors" in Dollar Tree's Annual Report on Form 10-K for the fiscal year ended January 31, 2015 and Dollar Tree's Quarterly Report on Form 10-Q for the quarter ended May 2, 2015, and other reports filed by Dollar Tree with the SEC, which are available at the SEC's website http://www.sec.gov.

Please read Dollar Tree's "Risk Factors" and other cautionary statements contained in its filings. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Dollar Tree undertakes no obligation to update or revise any forward-looking statements, even if experience or future changes make it clear that projected results expressed or implied in such statements will not be realized, except as may be required by law. As a result of these risks and others, actual results could vary significantly from those anticipated herein, and Dollar Tree's financial condition and results of operations could be materially adversely affected.